Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Outcome of Analyst / Institutional Investors Meetings as on March 11, 2020

March 12, 2020, Mumbai: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the outcome of meetings with the Analyst / Institutional Investors as on March 11, 2020

Date	Meetings Scheduled	Type
March 11, 2020	Aditya Birla Sun Life Insurance	Call
March 11, 2020	AIA Capital	Call
March 11, 2020	Amansa Capital	Call
March 11, 2020	Anchorage Capital	Call
March 11, 2020	AR Capital (Singapore)	Call
March 11, 2020	Axis Mutual Fund	Call
March 11, 2020	Bajaj Allianz	Call
March 11, 2020	BlackRock (Asia)	Call
March 11, 2020	Caius Capital LLP	Call
March 11, 2020	Capital Research Global Investors	Call
March 11, 2020	Eastspring Investments	Call
March 11, 2020	Fidelity Investments INTL	Call
March 11, 2020	Franklin Templeton Investments	Call
March 11, 2020	Gemway Assets	Call
March 11, 2020	GIC Private Limited	Call
March 11, 2020	Goldman Sachs Asset Management	Call
March 11, 2020	Harvest Global Investment	Call
March 11, 2020	HDFC Asset Management Co. Ltd.	Call
March 11, 2020	HDFC Life Insurance	Call
March 11, 2020	Helios Capital	Call
March 11, 2020	ICICI Prudential AMC Ltd	Call
March 11, 2020	Impala Asset Management	Call
March 11, 2020	Infina Finance Private Limited	Call
March 11, 2020	J O Hambro Capital Management	Call
March 11, 2020	Julius Baer Zurich	Call
March 11, 2020	Kaizen Capital Partners	Call
March 11, 2020	King Street Capital	Call
March 11, 2020	Kotak Mutual Fund	Call
March 11, 2020	M&G Investment Management, Ltd.	Call
March 11, 2020	Mirae Asset Global Investments	Call

March 11, 2020	Nippon India	Call
March 11, 2020	Northwestern Mutual Investment	Call
March 11, 2020	Old Peak Limited	Call
March 11, 2020	Platinum Asset Management	Call
March 11, 2020	Premji Investments	Call
March 11, 2020	SBI Life Insurance	Call
March 11, 2020	State Bank of India Mutual Fund	Call
March 11, 2020	T. Rowe Price Associates	Call
March 11, 2020	TATA Asset Management	Call
March 11, 2020	Templeton Investment Counsel, Inc.	Call
March 11, 2020	TIAA	Call
March 11, 2020	Tree Line IM	Call
March 11, 2020	UTI Asset Management Co Ltd	Call
March 11, 2020	Wellington Management Company	Call

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.